Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of December 2006

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

TSX-V: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES’ PROPOSES INCENTIVE FOR THE

EARLY EXERCISE OF WARRANTS - RECEIVES CONDITIONAL APPROVAL FROM

THE TORONTO STOCK EXCHANGE

SPOKANE, WA – DECEMBER 27, 2006 – Minera Andes Inc. (TSX-V: MAI and US OTC: MNEAF) is pleased to announce a proposed incentive program for the early exercise of common share purchase warrants of the Corporation issued as part of three separate private placements, the details of which are set forth below.

As proposed by Minera Andes, the warrant incentive program pertains to the early exercise of 9,367,892 common share purchase warrants, currently outstanding, totaling C$6,067,122 exercisable at various prices and at various dates as listed in Table 1 below. Under the incentive program, warrant holders would receive one new common share purchase warrant exercisable at the price of CDN$1.75 per share for 18 months for each ten warrants currently held if the holder exercises his or her warrants within 25 business days of the early exercise notice. If a warrantholder does not exercise the existing warrants they hold, the existing warrants will continue to be exercisable for common shares on the same terms as previously existed. To accommodate the warrant incentive program, the Toronto Stock Exchange (“TSX”), which on November 23, 2006 granted Minera Andes conditional approval for the listing of the Corporation’s common shares, has also notified Minera Andes of the exchange’s decision to conditionally approve the listing of up to an additional 987,698 common shares (there have been exercises of warrants subsequent to the date of the application to the TSX) issuable under the warrant incentive program. The TSX approval is subject to the exchange’s regulatory and compliance requirements, including the approval of a majority of shareholders who are not also warrantholders.

Table 1.

Warrant Price (C$)	Expiry Date	Number of Warrants	Value of Warrants Outstanding (C$)
0.50	11/13/2008	1,750,225	$875,113
0.55	12/1/2007	935,714	$514,643
0.70	3/22/2010	6,681,953	$4,677,367
Total		9,367,892	$6,067,122

The Corporation has scheduled a special meeting of the shareholders for February 9, 2007 to obtain approval for the early exercise incentive. Provided the required shareholder approval is received the Corporation expects to give notice to the warrantholders shortly after the February 9, 2007 meeting providing for exercise of a 25 business day period thereafter. The new warrants and common shares issuable upon exercise of same will be subject to a 4 month and one day hold period.

Separately, Minera Andes is pleased to report that it’s 49% owned San Josè silver/gold joint venture company Minera Santa Cruz has completed drawdown on the US$20 million bridge facility to facilitate mine construction at San Jose. This bridge loan serves as an advance on the larger US$55 million in-house project loan which is in the documentation process with our joint venture partner Lorenson Ltd., a subsidiary of Mauricio Hochschild & Cia. Ltda(for details see news release dated November 20, 2006).

In addition, Minera Andes has granted options to acquire 5,825,000 common shares of the Corporation to directors, officers, employees and consultants of the Corporation. The per-share exercise price is Cdn$1.51. The options are exercisable for a period of 5 years. The exercise price of the options represents the closing price of the shares of the Corporation as traded on the TSX-V December 22, 2006.

Minera Andes is a gold, silver and copper exploration company working in Argentina. minera andes holds about 440,000 acres of mineral exploration land in Argentina, including the co-owned San Jose gold/silver project now under construction and development for planned mine production, and is acquiring other exploration targets in southern Argentina. The corporation presently has 156,539,415 issued and outstanding shares.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 410-744 West Hastings Street Vancouver, B.C. V6C 1A5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS: This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. In addition, Minera Andes’ joint venture partner, Mauricio Hochschild & Cia. Ltda., does not accept responsibility for the use of project data or the adequacy or accuracy of this release.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President

Dated: December 29, 2006